From the Desk of

Larry Pino, Esquire

November 12, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 4 to

Draft Offering Statement on Form 1-A

Submitted November 11, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 4 to its offering statement on Form 1-A, filed November 11, 2019 (“Offering Statement”).

The Company has been advised by the Financial Industry Regulatory Authority, Inc. (“FINRA”) that the Offering Statement has cleared FINRA review and that they advised the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to that effect this morning.

As a result the Company hereby respectfully requests acceleration of the effective date of the Offering Statement (“Acceleration Request”) so that it may become effective at 4:00 p.m. Easter Standard Time on November 15, 2019 or as soon as practicable thereafter.

The Company hereby acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Offering Statement effective, it does not foreclose the Commission from taking any action with respect to the Offering Statement;
2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and
3.	the Company may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and the Commission’s granting of the Company’s Acceleration Request.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC